Exhibit 99.1
COMPANY STATEMENT

20 May 2008	For media and analyst enquiries please call Steve Ashe on: Tel: (02) 8274 5246 Mob: 0408 164 011.
James Hardie appoints new Director
The Supervisory Board of James Hardie Industries has appointed David Harrison to the company’s Supervisory and Joint Boards (the Board) and to the Board’s Remuneration Committee, effective May 19, 2008.
Mr Harrison is an experienced company director and has a distinguished finance background, having served with special expertise in corporate finance roles as well as international operations and information technology.
He is Managing Partner of the US financial investor, HCI Inc. and previously spent seven years at Pentair, Inc., as Executive Vice President and Chief Financial Officer. His experience also includes roles as Vice President and Chief Financial Officer at Scotts, Inc. and Coltec Industries, Inc. and numerous accounting and financial roles held during 22 years at Borg-Warner/GE, culminating in his appointment as Vice President Finance Europe/Canada and Director, Finance North America.
Mr Harrison is a Director and Chairman of the Audit Committee for National Oilwell Varco (since 2003) and a Director and member of the Audit & Finance Committee for Navistar International (since 2007).
Announcing Mr Harrison’s appointment, James Hardie Chairman, Michael Hammes, said his experience would further enhance the Board’s finance and business skills, and was particularly relevant given the planned retirement of long-serving director, James Loudon, later this year.
“David’s focus on corporate finance and international operations are especially relevant to James Hardie and we welcome the additional depth he brings to the Board,” said Mr Hammes.
As required by the company’s Articles of Association, Mr Harrison will stand for election at the Annual General Meeting to be held in Amsterdam in August 2008.
End
Contact details follow
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Media, Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
This company statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:

-	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

-	expectations concerning the costs associated with the suspension of operations at the company’s Blandon, Pennsylvania plant;

-	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission;

-	statements regarding tax liabilities and related proceedings;

-	expectations that the company’s credit facilities will be extended or renewed;

-	projections of the company’s operating results or financial condition;

-	statements regarding the company’s plans, objectives or goals, including those relating to competition, acquisitions, dispositions and the company’s products;

-	statements about the company’s future performance; and

-	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. The company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of the Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in the company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and the company undertakes no duty to update or revise any such statements.
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